January 30, 2009

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Jason Niethamer, Staff Accountant, Division of Corporation Finance
Mail Stop 4561

Re:	Alliance Data Systems Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Definitive Proxy Statement on Schedule 14A Filed April 24, 2008

File No. 001-15749

Dear Mr. Niethamer:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated January 15, 2009 (the “Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) regarding the Company’s responses to the Staff’s prior comment letter dated October 30, 2008 (the “Original Comment Letter”), in each case relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 (“Form 10-K”), Form 10-Q for Fiscal Quarter Ended March 31, 2008, Form 10-Q for Fiscal Quarter Ended June 30, 2008, Form 10-Q for Fiscal Quarter Ended September 30, 2008 and Definitive Proxy Statement on Schedule 14A filed April 24, 2008 (collectively, the “Reviewed Documents”) each filed with the Securities and Exchange Commission (the “Commission”).

As requested by the Staff in the Comment Letter, where appropriate, the Company has herein provided the Staff with additional information to enable the Staff to better understand the Company’s disclosures in the Reviewed Documents. As more specifically noted herein, and in accordance with the Staff’s requests, the Company will address the Staff’s remaining comments in future filings with the Commission.

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 32

Discussion of Critical Accounting Policies, page 36

1.	Comment: We note your response to prior comment number 1. As provided for in paragraph 17(i)(3) and 346 of SFAS 140, tell us your consideration of providing a sensitivity analysis or stress test, similar to what you currently provide on page F-21, showing the hypothetical effect of two or more unfavorable variations from the expected levels for each key assumption on the fair value of assets classified as due from securitizations. Also, tell us why you have not included an assumption regarding the net charge-offs rate in the proposed disclosure for these other assets as you do for the I/O Strip. Additionally, provide your enhanced disclosures within the financial statement footnotes and Critical Accounting Policies that you intend to include in future filings for the spread deposits and seller’s interest.

Response: Included in due from securitizations are our interest-only strip, retained notes and cash spread accounts. Historically, we have received market quotes to determine the fair value of the retained notes. With respect to our cash spread accounts, we have used an observable market interest rate and an unobservable credit spread to determine the fair value. Due to changes in the availability of observable market data, in the fourth quarter of 2008 we used a discounted cash flow model, including assumptions for net charge-offs, to determine the fair value of our retained interest. In future filings, we will include the following disclosures and add a sensitivity analysis similar to page F-21 to the other assets classified as due from securitizations:

“Due from securitization includes the interest-only strip, retained notes and cash spread accounts. The Company uses a valuation model that calculates the present value of estimated future cash flows for each asset. The model incorporates the Company’s own estimates of assumptions market participants use in determining fair value, including estimates of payment rates, defaults, net charge-offs, discount rates and contractual interest and fees. The interest-only strip, retained notes and cash spread accounts are recorded in amounts due from asset securitization and are recorded at their estimated fair values. Changes in the fair value estimates of the interest-only strip and cash

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

spread accounts are recorded in securitization income. The retained notes are classified as available for sale, and changes in fair value are recorded through other comprehensive income.

Seller’s interest – The Company determines the fair value of its seller’s interest through discounted cash flow models. The estimated cash flows used include assumptions related to rates of payments and defaults, which reflect economic and other relevant conditions. The discount rate used is based on an interest rate curve that is observable in the market place plus an unobservable credit spread commensurate with the risk of our A rated securities.”

2.	Comment: Notwithstanding your response to prior comment number 1, the prepayment rate assumption should be disclosed and included in your table that shows the hypothetical effects on the I/O Strip.

Response: Due to the nature of credit card loans, we do not believe that there is a “prepayment” rate assumption. However, in future filings we will include the payment rate assumption in our table that shows the hypothetical effects on the interest-only strip.

3.	Comment: To the extent that you have a re-aging policy for your credit card receivables, tell us how the policy affects your credit card delinquencies and charge offs. As applicable, tell us what consideration you have given to disclosing any re-aging policy in your filing.

Response: The Company’s re-aged accounts represent approximately 0.2% of total receivables and thus do not have a significant impact on the Company’s delinquencies or net charge-offs. Our policy related to re-aged accounts is that if an account holder, once delinquent but prior to write-off, makes either three consecutive payments equal to a pre-defined amount or one lump sum payment equal to or greater than the pre-defined amount, then the account will be re-aged to a current status. An account cannot be re-aged more than once during a twelve-month period or twice within a 5-year period.

We will add the following disclosure to our significant accounting policies in future filings:

“The practice of re-aging an account may affect credit card loan delinquencies and charge-offs. A re-age is intended to assist delinquent card

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

members who have experienced financial difficulties but who demonstrate both an ability and willingness to repay the amounts due. Accounts meeting specific defined criteria are re-aged when the cardholder makes one or more consecutive payments aggregating a certain pre-defined amount of their account balance. With re-aging, the outstanding balance of a delinquent account is returned to a current status. The Company’s re-aged accounts generally represent less than 1% of total receivables and thus do not have a significant impact on the Company’s delinquencies or net charge-offs. The Company’s re-aging practices comply with regulatory guidelines.”

Liquidity and Capital Resources, page 48

4.	Comment: We note your reference, in response to prior comment number 6, to the risk factor disclosures that identify risk associated with your securitization transactions. Your liquidity discussion does not provide a similar analysis and does not analyze the availability of alternative liquidity sources if those risk or events occur. For example, you do not disclose the terms of any early amortization event within this section and you do not address how such an event will affect your liquidity and operations. Also, this disclosure should discuss the implications of asset-backed notes becoming due and your ability to refinance them. This discussion should explain the purpose of the private conduits and your ability to continue to renew that funding. Further, you should also consider analyzing the effects that an increase in charge-off rates will have on liquidity in regards to maintaining the credit enhancements of the trust. Tell us how you intend to address any “reasonably likely factors” within the Liquidity and Capital Resources section of future filings.

Response: Historically, we have used both public and private asset-backed securities term transactions as well as private conduit facilities as sources of funding for our credit card receivables. Private conduit facilities have been used to accommodate seasonality needs and to bridge to completion of asset-backed securitization transactions.

We have secured and continue to secure the necessary commitments to fund our portfolio of securitized credit card receivables originated by World Financial Network National Bank and World Financial Capital Bank. However, certain of these commitments are short-term in nature and subject to renewal. There is not a guarantee that these funding sources, when they mature, will be renewed on similar terms or at all. Due to recent market events, the asset-backed securitization market has not been available at suitable volumes and pricing levels. It is difficult to predict if, or when, asset-backed securitization markets will return to their historical capacity and pricing levels.

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

In addition to our efforts to renew and expand our current facilities, we are also seeking new sources of liquidity. Certain of the announced government programs, such as the Term Asset-Backed Securities Loan Facility, are expected to facilitate the issuance of asset-backed securities and generally improve those market conditions, thus enabling us to replace maturing or short-term funding. We have also expanded our brokered certificates of deposit to supplement liquidity for our credit card receivables.

The WFN Trusts have had no early amortization events in 2008 or in any prior year. Early amortization events are generally driven by asset performance. The WFN Trusts’ excess spread has not deteriorated in 2008 as increased losses have been offset by a significant decrease in short-term borrowing rates. We do not believe it is reasonably likely for these early amortization events to occur. However, if an early amortization event were declared, the trustee of the particular securitization trust would retain the interest in the receivables along with the excess interest income that would be paid to our bank subsidiary until the securitization investors were fully repaid. The occurrence of an early amortization event would significantly limit or negate our ability to securitize additional receivables.

In future filings, we will add both a qualitative and quantitative disclosure related to amounts maturing in the near future, and alternative funding sources to replace that funding.

Consolidated Balance Sheets, page F-5

5.	Comment: We note your response to prior comment number 10. Tell us why you believe that the “anticipated timing of redemption” is determinative in classifying this obligation as long-term. That is, why is the “anticipated timing” more significant than the obligation to perform when this obligation can be called at any time. It appears that the redemption obligation is only being deferred since the debt has not been requested.

Response: We believe that classifying the redemption element as a current obligation would not provide meaningful information to investors since such classification may indicate that the entire amount of the redemption element, approximately $556.1 million for the year ended December 31, 2007, would be recognized as revenue in the next twelve months. Based on our historical analysis, AIR MILES reward miles are long-term in nature, with an estimated life of 42 months. Pursuant to paragraph 7 of Chapter 3A of ARB 43, the “term current liabilities is used principally to designate obligations whose liquidation is reasonably expected to require the use of existing resources properly classifiable as current assets, or the creation of other current liabilities.” The redemption of

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

AIR MILES reward miles is reasonably expected to be funded from our “Redemption Settlement Assets, Restricted” balance, which, as explained below, is classified as a non-current asset. Accordingly, we do not expect the settlement of the redemption portion of deferred revenue to require the use of current assets or the creation of current liabilities.

As further discussed in the next paragraph, the Company is contractually required to designate a defined amount for settling redemptions by collectors in our AIR MILES® Reward Program. These amounts are included in our “Redemption Settlement Assets, Restricted” balance, which is classified as a non-current asset.

Under the Company’s contractual agreement, we are required to deposit into a restricted trust account an amount equal to the deferred revenue associated with the redemption element, subject to certain adjustments such as the time value of money and estimated breakage. The cash deposited into the trust is restricted to certain permitted investments under the agreement and the use of those funds is limited to paying or reimbursing costs associated with the settlement of the redemption awards. On a monthly basis, management is required to certify to the trustee the required reserve amount (as defined under the agreement), the value of the reserve fund, and the determination of any excess or deficiency of the reserve amount funded. To the extent there is a deficiency in the trust, the Company has 30 days to cure the deficiency. Historically, any required supplemental payments have been minimal. As a result of the process, the Company has effectively funded the obligation with the redemption settlement assets. The following table shows the balance of the redemption element of our deferred revenue as compared to our redemption settlement assets as of December 31, 2007:

12/31/2007
(in thousands)
Deferred Revenue - Redemption	556,031
Deferred Revenue - Breakage[1]	(170,312)

385,719

Redemption Element

Redemption Settlement Assets	317,053
Expected Timing differences[2]	81,912

398,965

Estimated Excess Reserve	13,246

[1]	Redemption obligation not expected to be redeemed
[2]	Funding of the redemption settlement assets is impacted by the timing of cash receipts

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

We acknowledge that the redemption obligation may be called at any time and that paragraph 7 of Chapter 3A of ARB 43 specifies that the “current liability classification is also intended to include obligations that, by their terms, are due on demand or will be due on demand within one year … even though liquidation may not be expected within that period.” Nonetheless, paragraph 8 of Chapter 3A of ARB 43 states: “The current liability classification, however, is not intended to include debts to be liquidated by funds which have been accumulated in accounts of a type not properly classified as current assets.” Accordingly, we believe that liabilities that will be paid through the use of non-current assets should not be classified as current.

In our response to prior comment 10 of the Original Comment Letter, we advised the staff of the basis for our conclusion that classification as a non-current liability was appropriate based on our response dated June 9, 2000 to a previous Staff comment letter. The Staff did not raise any further questions related to classification or object to the classification set forth in that June 9, 2000 response.

6.	Comment: We note your response to prior comment number 10. In light of the fact that you provide marketing and administrative services over the term of the expected life of the mile, which is 42 months, it would appear that you have an obligation to provide a portion of those services within the next 12 months or operating cycle. In this regard, tell us what consideration you have given to reflecting that portion of your total obligation as a current liability.

Response: The services are provided over the expected life of an AIR MILES reward mile, or 42 months, and we acknowledge that a portion of those services will be provided within the next 12 months. Pursuant to ARB 43, we believe it is acceptable to classify a portion of the total obligation as current. However, we do not believe ARB 43 requires that a portion of this obligation be classified as a current liability. While the current portion associated with serial maturities of long-term debt (a financial liability) would be required to be classified as current, we do not believe the same requirement applies to deferred revenue (a non-financial liability) that will be recognized in earnings over a long-term period due to a long-term performance obligation. As noted in our response to comment 5 of this Comment Letter, footnote 2 to paragraph 7 of Chapter 3A of ARB 43 states that “obligations representing long-term deferments of the delivery of goods or services would not be shown as current liabilities. Examples of the latter are the issuance of a long-term warranty.” Similar to certain long-term warranties, the revenue associated with the service element of our deferred revenue will be recognized, and the services will be provided, over a long-term period.

However, in light of the Staff’s comment, we understand that it is appropriate (albeit not required) to classify a portion of such service obligation as a current

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

liability. Accordingly, we propose to reclassify, on a comparable basis, the portion of the service element that is expected to be amortized over the next twelve months as a current liability in future filings, including our 2008 Annual Report on Form 10-K. As a result, $127.2 million will be classified as a current liability for the year ended December 31, 2007.

Consolidated Statements of Cash Flows, page F-7

7.	Comment: Tell us more about your “Investment in unconsolidated subsidiary” classified within cash flows from investing activities. As part of your response, tell us how you are accounting for this investment and indicate the significance of this investment to your operations.

Response: In 2007, the Company entered into a stock purchase agreement with Excentus Corporation. As part of this agreement, the Company purchased a total of 96,688 shares of Series C Preferred Stock for an aggregate purchase price of $8.0 million. Based on our analysis, our investment in this entity is less than 20%, and we do not exert significant influence. In accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” we have accounted for this investment on a cost basis. The investment is included in other non-current assets in our consolidated balance sheet. The investment is immaterial to our operations. We will revise the caption in the cash flows from investing to “Investments in the stock of an investee - cost basis” for clarification in future filings.

Notes to Consolidated Financial Statements, page F-8

Note 3. Summary of Significant Accounting Policies, page F-10

Seller’s Interest and Credit Card Receivables, page F-10

8.	Comment: We note your response to prior comment number 11. Reconcile your intent and ability to hold the receivables for investment with your disclosure on page F-10 that “the majority of [y]our credit card receivables are securitized immediately or shortly after origination” along with your presentation of credit card receivable purchases and sales within cash flow from operating activities on page F-7. Also, disclose your accounting policy for credit card receivables that are classified as held for sale. Please clarify your disclosure that credit card receivables are presented at lower of cost or market less an allowance for doubtful accounts provision. Since these are classified as held for sale and recorded as lower [o]f cost or market, explain why a valuation allowance is being recorded.

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

Response: As more fully described in our response to comment 9 of this Comment Letter, new originations of credit card receivables (except for the amount of new receivables transferred to a trust during the term of a securitization) are deemed to be held for investment. Credit card receivables classified as held for sale are determined on an individual client portfolio basis. Once a portfolio is securitized, all revolving activity and new originations associated with the portfolio are immediately securitized. Historically, cash flows included in operating activities represent cash flows associated with purchased portfolios in which, at the time of acquisition, there was an intent and ability to sell. We will clarify our disclosures in future filings by adding the disclosures described in our response to comment 9, as well as the following:

“Credit card receivables held for sale are determined on an individual client portfolio basis. The Company carries these assets at the lower of aggregate cost or fair value. The par value of these credit card receivables classified as held for sale approximates their fair values as a result of the short-term nature of these assets. Also as a result of their short-term nature, an allowance for loan losses does not apply to these credit card receivables held for sale.”

9.	Comment: In future filings, please disclose your accounting policy for classifying credit card receivables as held for investment. Your disclosure should include the following:

•

How you determine your intent and ability to hold the receivables for the foreseeable future, maturity, or payoff. Your disclosure should include your definition of foreseeable future including your probability threshold; and

•	The judgmental nature involved in determining your intent and ability to hold the receivables.

As part of your response, provide us with your revised disclosure. We may have further comments.

Response: In future filings, we will include the following description of the Company’s accounting policy for classifying credit card receivables held for investment:

“Credit Card Receivables – All new originations of credit card receivables (except for the amount of new receivables transferred to the trust during the term of a securitization) are deemed to be held for investment at origination because management has the intent and ability to hold them for the foreseeable future. Management makes judgments

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

about the Company’s ability to fund these credit card receivables through means other than securitization, such as certificates of deposit and other borrowings. In determining what constitutes the foreseeable future, management considers the short average life and homogenous nature of credit card receivables. In assessing whether these credit card receivables continue to be held for investment, management also considers capital levels and scheduled maturities of funding instruments used.

Management believes that the assertion regarding its intent and ability to hold credit card receivables for the foreseeable future can be made with a high degree of certainty given the maturity distribution of certificates of deposit and other on-balance sheet funding instruments, the historic ability to replace maturing certificates of deposits and other borrowings with new deposits or borrowings, and historic credit card payment activity. Due to the homogenous nature of credit card receivables, amounts are classified as held for investment on an individual client portfolio basis.”

10.	Comment: Please disclose how the cash flows from credit card receivables held for investment and held for sale are reflected in the consolidated statements of cash flows.

Response: In future filings, we will include the following disclosure related to the Company’s cash flows from credit card receivables:

“Cash flows associated with credit card receivables that are originated with the intent to sell are included in cash flows from operating activities. Cash flows associated with credit card receivables originated for investment are classified as investing cash flows, regardless of a subsequent change in intent.”

Definitive Proxy Statement Filed April 24, 2008

Compensation Discussion and Analysis, page 21

Annual Performance-Based Cash Incentive Compensation, page 24

11.

Comment: We note your response to prior comment number 18 in which we asked you to provide a more detailed explanation of how your named executive officers are evaluated for their corporate associate engagement, and how your compensation committee uses these evaluations in determining annual performance-based cash compensation. Please provide us with a more detailed

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

explanation of how the associate engagement survey is scored and how it relates to the achievement level percentage listed in the charts you provided in response to prior comment 16. In addition, please include a representation that you will include similar disclosure, if applicable, in future filings.

Response: For corporate and each line of business, an associate survey index or “ASI” is calculated by Leadership Research Institute, the independent consulting firm that administers the Company’s associate engagement survey. Each ASI is composed of two sets of survey responses. The first set for each ASI is a common group of nine core questions asked of all associates; the second set is a group of up to nine additional questions customized for corporate or the particular line of business to address their unique associate engagement action items. Each question included in the ASI is presented on a five-point agreement scale, ranging from “strongly agree” to “strongly disagree.” Based on the survey responses, a “percent favorable” score is calculated for each ASI question as the percentage of respondents who selected either “agree” or “strongly agree.” The overall ASI score for corporate or each line of business is equal to the mean of the percent favorable scores for all of that group’s ASI questions.

For 2007, the compensation committee set a target ASI score for corporate and each line of business based on the prior year’s ASI results and any unique factors that had or are expected to have an influence on that group of associates in the upcoming year, such as business outlook, leadership changes, facility improvements or action plans responsive to prior year ASI results. At the conclusion of the 2007 associate engagement survey, Leadership Research Institute tabulated the results and reported to the Company an ASI score for corporate and each line of business. That actual ASI score is then divided by the target ASI score to determine the percent of target achieved. As set forth on page 26 of the Definitive Proxy Statement filed April 24, 2008, for each performance target, payout is determined on a fixed scale, ranging from 65% payout when a minimum percentage of the target is met, 100% payout when 100% of the target is met and a maximum 150% payout when the target is exceeded.

The following tables set forth the calculation of the ASI results for each of corporate, retail services and utility/merchant/mail services for 2007:

Area	2007 Target	2007 Score	Percent Target Achieved	Payout Level
Corporate ASI	71	75	106%	115.0%
Retail Services ASI	75	84	112%	130.0%
Utility/Merchant/Mail Services ASI	65	67	103%	107.5%

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

In future filings, we will include a more detailed explanation of how the associate engagement survey is scored and how the scores relate to the achievement levels set forth for each named executive officer, if applicable.

Special Awards, page 29

12.	Comment: We note your response to prior comment number 21 in which we asked you to explain how you determined the number of units granted to each named executive officer as a special award, and why the committee deemed those amounts appropriate in light of the specific factors it considered in making the awards. You state that the performance criteria used in determining the amount of each grant involved a target dollar value of each special award calculated as a percentage of three times one year’s cash compensation for each individual. You also state that the target value was determined based on factors such as the relative contributions of the individual to the Company, retention risk, parity issues, and succession planning objectives. It is unclear from your response what exactly was used to determine the target dollar value, whether the target dollar value or a greater/lesser amount was actually awarded, and why. In connection with your response, please make sure to provide a more detailed qualitative and quantitative analysis of how the compensation committee’s consideration of the factors listed in bullet points on page 22 of your response letter affected the amount actually awarded to each named executive officer. In addition, please include a representation that you will include similar disclosure, if applicable, in future filings.

Response: In granting the January 31, 2007 special awards to each member of the Company’s executive committee of management, the compensation committee considered all of the factors presented in our response to comment number 21 of the Original Comment Letter for each recipient of a special award. While each factor was considered for each recipient, certain factors more heavily influenced the target award amounts for certain recipients, consistent with the Company’s internal parity approach, and as more fully described below, for the named executive officers other than Mr. Parks. In each case, the target special award amount became the actual special award amount because the Company subsequently achieved a 5% cash EPS growth performance metric.

Mr. Heffernan’s special award of $2,700,000 was approximately 105% of three times his one year’s target total cash compensation of $2,520,000, based in large measure on performance against certain key performance objectives, specifically

Securities and Exchange Commission

Attn: Jason Niethamer

January 30, 2009

his leadership of significant strategic planning initiatives for the Company, as well as internal and external compensation parity issues. Mr. Szeftel’s special award of $2,750,000 was approximately 90% of three times his one year’s target total cash compensation of $3,105,000, based primarily on his performance against the high-growth model for his line of business, including 10.5% revenue growth and 28% adjusted EBITDA growth over the prior year. Mr. Scullion’s special award of $1,725,000 was approximately 50% of three times his one year’s target total cash compensation of $3,297,732, based primarily on his performance against the high-growth model for his line of business, including 28% revenue growth and 48.8% adjusted EBITDA growth over the prior year, but adjusted to account for the fact that he had responsibility for only a portion of the Marketing Services’ segment prior to his transition to the role of chief operating officer. Mr. Tucker’s special award of $1,250,000 was approximately 50% of three times his one year’s target total cash compensation of $2,463,750, based primarily on the compensation committee’s view of Mr. Tucker as an increased retention risk and the amount of Company equity owned by Mr. Tucker that had already vested (and therefore no longer served as a strong retention tool). In future filings, we will provide a complete qualitative and quantitative description of special awards granted, if any.

If you have any questions with respect to the foregoing, please call me at (972) 348-5191.

Sincerely,

/s/ Edward J. Heffernan
Edward J. Heffernan,
Executive Vice President and Chief Financial Officer

Copies:	Alan M. Utay
Executive Vice President and General Counsel
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201